EXHIBIT 17.1

Mr. Mitchell H. Cushing
New York,  NY 10005

WAMEX Holdings, Inc.
61 Broadway

Suite 2805
New York, NY 10004

Subject: Letter of Resignation

To the Board of Directors,

            Gentleman, it is with the deepest regret, that I have the unfortunate task of tendering my resignation as Chairman and Chief Executive Officer of the company effective 9:00 A.M. Monday October 11th, 2000. My reasons are respectfully personal in nature.

My time with the company has left me with the utmost appreciation of the effort involved in our endeavor. I remain at the service of the company and it's shareholders and will assist in every way possible in the effort to succeed.

I wish you and all our shareholders the greatest success in the future.

Thank you.

Sincerely,


/s/Mitchell H. Cushing
------------------------
Mitchell H. Cushing
Chairman/CEO